Filed by Hafnia Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ardmore Shipping Corporation

Commission File Number: 001-36028

Hafnia Limited Proposes to Combine with Ardmore Shipping in an All-Stock Transaction.

6 July 2020

Hafnia Limited (“Hafnia” or “we”, OSE ticker code “HAFNIA”) announces that it has made a proposal to combine with Ardmore Shipping Corp (“Ardmore”, NYSE ticker code “ASC”) in an all-stock transaction. On June 19, 2020, Hafnia sent a letter to the chairman of the board of directors of Ardmore (the “Ardmore Board”) outlining its proposal and inviting the Ardmore Board to engage in a discussion regarding a transaction that would benefit the shareholders of both companies.

Less than two weeks later, Ardmore informed us that the Ardmore Board has rejected our proposal. Though Ardmore indicated in its response that the Ardmore Board has conducted a thorough review, to date there have been no substantive follow-up discussions or negotiations between Ardmore and Hafnia or our respective advisors.

We are disappointed by Ardmore’s response and continue to believe that our proposal is in the best interests of Ardmore shareholders. A centerpiece of our business plan is our focus on creating shareholder value. We believe that large and well-capitalized shipping companies can be more cost-competitive in operations and financing, better equipped to make the necessary environmental investments to meet new regulations, and better able to provide public shareholders with scale and liquidity. By optimizing for these benefits, we are confident that the combined company would provide significantly higher value for Ardmore and Hafnia shareholders in both the short- and the long-term.

Specifically, our proposal to Ardmore contemplated:

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Demonstrable synergies and economies of scale to drive profits and improve value for customers. Hafnia has a weighted average funding margin of 170 bps over LIBOR and G&A costs at $843 per operating day, combined with leading commercial results, and expects synergies of $15-20 million per year from a combination.

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A net asset value (“NAV”)-to-NAV transaction valuing Ardmore’s shares at NAV, which implies a premium of approximately 70% to Ardmore’s trading price on June 12, 2020 (based on publicly available information).

•	Control of approximately 17.9% of the combined entity, which would be a global industry leader in the oil product tanker market, with a controlled fleet of 210 vessels.

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A company with a combined NAV of approximately $1.5 billion and significantly improved market cap, with potential for greater liquidity and dividend capacity for its shareholders. Hafnia paid a quarterly dividend for Q1 2020 of $38.5 million equivalent to an annualized dividend yield of approximately 24%.

•	Ownership of shares that are dual-listed on the New York Stock Exchange and Oslo Stock Exchange (“Oslo Bors”).

While no discussions between Hafnia and Ardmore are ongoing, this information is shared for market transparency and Hafnia remains open to consolidation discussions in the future.

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For further information, please contact:

Mikael Skov

CEO Hafnia Limited

+65 6971 8001

About Hafnia

Hafnia is one of the world’s leading oil product tanker owners and operators. Hafnia provides transportation of oil and oil products to leading national and international oil companies, major chemical companies, as well as trading and utility companies. Hafnia operates a fleet of 184 vessels in pools including newbuilds, of which 102 are owned or chartered-in including six owned LR2s, 27 owned and nine chartered-in LR1s, 41 owned and six chartered in MRs and 13 owned Handy vessels.

Hafnia has a strong history and reputation in chartering, operations and technical management and strives to offer customers the best integrated solution for their transportation needs. Hafnia is committed to maintaining high environmental, social and governance standards. The company has a global presence with offices in Singapore, Copenhagen and Houston and Mumbai.

Hafnia is affiliated with the BW Group, an international shipping organization that has worked in oil and gas transportation, floating gas infrastructure, environmental technologies and deep-water production for over 80 years, with six publicly listed affiliates.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding Hafnia’s proposed business combination transaction with Ardmore (including the benefits, results, effects and timing of a transaction), all statements regarding Hafnia’s (and the proposed combined company) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of Hafnia (and the combined businesses of Hafnia and Ardmore), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Hafnia based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from Hafnia’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Hafnia’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Hafnia is unable to predict or control, that may cause Hafnia’s actual results, performance or plans with respect to Ardmore to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Hafnia’s filings with the Oslo Bors contained on Hafnia’s website.

Risks and uncertainties related to the proposed transaction with Ardmore include, but are not limited to, uncertainty as to whether Hafnia will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on Hafnia’s share price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Ardmore’s businesses and operations with Hafnia’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond Hafnia’s control. Hafnia cautions investors that any forward-looking statements made by Hafnia are not guarantees of future performance. Hafnia disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, Hafnia may file a registration statement on Form F-4 and/or exchange offer documents with the Securities and Exchange Commission (the “SEC”) in connection with a possible business combination transaction with Ardmore. This release is not intended to be, and is not, a substitute for such filings or for any other future document that Hafnia may file with the SEC in connection with the proposal. INVESTORS AND SECURITYHOLDERS OF HAFNIA AND ARDMORE ARE URGED TO READ THE OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HAFNIA, ARDMORE AND THE PROPOSAL. Those documents, if and when filed, may be obtained without charge at the SEC’s website at www.sec.gov.

The distribution of this release in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this release are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this release (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Hafnia disclaims any responsibility or liability for the violations of any such restrictions by any person.

Participants In Solicitation

This release is not a solicitation of a proxy from any investor or shareholder. However, Hafnia and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposal under the rules of the SEC. Additional information regarding the interests of these participants, which may, in some cases, be different than those of Hafnia’s shareholders generally, will be included in the materials that Hafnia intends to file with the SEC when they become available.

Non-Solicitation

No securities regulatory authority has either approved or disapproved of the contents of this communication. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.